Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280297

Prospectus Supplement
(To Prospectus Dated October 8, 2024)

CAPTIVISION INC.

Up to 30,301,058 Ordinary Shares

This Prospectus Supplement amends and supplements information contained in that certain Prospectus, dated October 8, 2024 (the “Prospectus”), relating to the resale from time to time of up to 30,301,058 ordinary shares, par value $0.0001 (“Ordinary Shares”), of Captivision Inc. by New Circle Principal Investments LLC, a Delaware limited liability company (“New Circle”) and Cohen and Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”). The Ordinary Shares included in the Prospectus consist of Ordinary Shares that we have issued or that we may, in our discretion, elect to issue and sell to New Circle from time to time after the date of the Prospectus pursuant to a share purchase agreement we entered into with New Circle on June 12, 2024 (the “Purchase Agreement”), in which New Circle has committed to purchase from us, at our discretion, up to $30,000,000 of Ordinary Shares, subject to the terms and conditions specified in the Purchase Agreement. In addition, the shares included in the Prospectus include 151,058 Ordinary Shares that we issued to New Circle as consideration for its commitment to purchase our Ordinary Shares pursuant to the Purchase Agreement (the “Commitment Shares”) and 150,000 Ordinary Shares that we issued to CCM in consideration for its role as placement agent in connection with the financing. The Company will not receive any proceeds from the sale of Ordinary Shares by the Selling Holders.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement but not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Form 6-K filed with the Securities and Exchange Commission on February 27, 2025, which is set forth below.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 27, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of Directors

Effective February 24, 2025, the Board of Directors (the “Board”) of Captivision Inc. (the “Company”) appointed John M. Jureller to the Board as a director of the Company and Chair of the Board’s Audit Committee.

John M. Jureller, age 65, has an extensive background and significant executive management experience at various public and private companies. Mr. Jureller currently serves on the board of directors and as the chairman of the finance committee of White Plains Hospital in White Plains, New York. Since 2023 he has also served as a member of the board of advisors at Quaestor Consulting Group LLC. From 2015 to 2021, Mr. Jureller served as a member of the board of directors and chairman of the audit committee at American Renal Associates Holdings (NYSE: ARAH). Mr. Jureller served on the audit committees of Studio Moderna Holdings B.V. from 2011 to 2012 and Torex Retail Holdings Ltd. from 2009 to 2012. From June 2022 to April 2023, Mr. Jureller served as Chief Financial Officer at Obra Capital Inc., an asset management firm. From March 2020 to June 2021, Mr. Jureller served as Chief Financial Officer of Knotel, Inc., a flexible workspace provider. From 2017 to February 2020, Mr. Jureller served as a Managing Director at Accordion Partners, a financial advisory firm. Mr. Jureller was an independent financial and management consultant from 2016 to 2017, and prior to that served as the Executive Vice President and Chief Financial Officer of Frontier Communications Corp. from 2013 until 2016. Prior to joining Frontier Communications Corp., Mr. Jureller served in a variety of senior financial roles with various companies including General Atlantic LLC, WestPoint International, Inc., AlixPartners, LLP, PepsiCo, Inc. and General Electric Capital Corporation. Mr. Jureller began his career with the corporate banking and leveraged finance groups at Bankers Trust Company. Mr. Jureller received a B.S. in Finance and an M.B.A. from Cornell University. Mr. Jureller is well-qualified to serve as a director due to his extensive business, investment, and financial experience.

The Company also entered into an indemnity agreement with Mr. Jureller in the same form as its standard form of indemnification agreement with its other directors.

There are no family relationships between Mr. Jureller and any director or executive officer of the Company, and he was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Mr. Jureller has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

On February 27, 2025, the Company issued a press release announcing the appointment of Mr. Jureller as a member of the Board and Chair of the Audit Committee. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Captivision Inc., dated February 27, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: February 27, 2025

Exhibit 99.1

Captivision Appoints John Jureller to Board of Directors

MIAMI, Feb. 27, 2025 (GLOBE NEWSWIRE) – Captivision Inc. (“Captivision” or the “Company”) (NASDAQ: CAPT), a pioneering manufacturer and global LED solution provider, today announced the appointment of John Jureller to its Board of Directors, effective immediately. Mr. Jureller will also serve as Chair of the Company’s Audit Committee, bringing extensive financial leadership and corporate governance expertise to the Company.

With experience spanning consumer products, communications, private equity, real estate, and healthcare, Mr. Jureller has held key financial leadership roles at multinational public and private companies. He has played an instrumental role in growth capitalizations and strategic transactions for small and micro-cap companies. His former corporate affiliations include PepsiCo, Frontier Communications, General Atlantic and Bankers Trust (now part of Deutsche Bank).

“We are pleased to welcome John to Captivision’s Board of Directors,” said Gary Garrabrant, Chairman and CEO of Captivision. “John brings a wealth of experience and expertise to our board and our company. His career is distinguished by a rare combination of leadership roles with major corporations and dynamic entrepreneurial enterprises.”

Mr. Jureller holds an M.B.A. in Finance from Cornell University’s Johnson Graduate School of Management and a B.S. with Distinction from Cornell University.

About Captivision

Captivision is a pioneering manufacturer of media glass, combining IT building material and architectural glass. The product has a boundless array of applications including entertainment media, information media, cultural and artistic content as well as marketing use cases. Captivision can transform any glass façade into a transparent media screen with real time live stream capability. Captivision is fast becoming a solution provider across the LED product spectrum.

Captivision’s media glass and solutions have been implemented in hundreds of locations globally across sports stadiums, entertainment venues, casinos and hotels, convention centers, office and retail properties and airports. Learn more at http://www.captivision.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies, or expectations for the Company’s respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts, and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “believe”, “can”, “continue”, “expect”, “forecast”, “may”, “plan”, “project”, “should”, “will” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for the Company’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of the Company to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of the Company to execute its international expansion strategy; (7) the ability of the Company to protect its intellectual property rights; (8) the profitability of the Company’s larger projects, which are subject to protracted sales cycles; (9) whether the raw materials, components, finished goods, and services used by the Company to manufacture its products will continue to be available and will not be subject to significant price increases; (10) the IT, vertical real estate, and large format wallscape modified regulatory restrictions or building codes; (11) the ability of the Company’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (12) the future financial performance of the Company; (13) the emergence of new technologies and the response of the Company’s customer base to those technologies; (14) the ability of the Company to retain or recruit, or to effect changes required in, its officers, key employees, or directors; (15) the ability of the Company to comply with laws and regulations applicable to its business; and (16) other risks and uncertainties set forth under the section of the Company’s Annual Report on Form 20-F entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this press release and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers, and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Media Contact:
Gateway Group

Zach Kadletz

+1 949-574-3860

CAPT@gateway-grp.com

Investor Contact:

Gateway Group

Ralf Esper

+1 949-574-3860

CAPT@gateway-grp.com